Greenbriar Capital Corp.

Greenbriar Capital Holdco Inc.

Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

Phone: 949.903.5906    Fax: 604.608.9572

www.greenbriarcapitalcorp.ca

NEWS RELEASE

GREENBRIAR TO SELL SAGE RANCH FOR CDN $181 MILLION OR CDN $4.82 PER
SHARE FULLY DILUTED

July 6th, 2022	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

July 6th, 2022 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar") is pleased to announce that the Company has engaged Paul Morris Forward Living to sell to institutional real estate investors our fully entitled 995 home Sage Ranch entry level subdivision in California for net USD $139 Million (CDN $181 Million) or USD $3.71 (CDN $4.82) per share fully diluted, with Greenbriar and its General Contractor to manage and execute the construction oversight and permitting.

On January 24, 2022 Altus Group Limited completed a conservative financial feasibility study on Sage Ranch where it conducted a 116-page analysis using conservate assumptions including deducting from revenue, a US $11.1 million contingency amount, stating lower selling prices, using higher than actual construction costs and further deducting US $26 million in sales commissions. The net profit to Greenbriar was then calculated by Altus at US $173.9 million.  US $139 Million is a conservate discounted price from the US $173.9 million given to Greenbriar by Altus.  Altus never considered in their analysis, US federal agency building grant programs, US federal agency interest rate subsidies, or valuations based on federal grants providing up to 90% of the construction and acquisition costs adding to US $220 million, the revised NPV.

Altus Group Limited is the industry standard for large real estate feasibility reports for banks and lenders in North America.  A buyer for Sage Ranch at US $62 million, leaves US $158 million in potential lost NPV plus upside on increased valuations over the next six (6) years on a standard construction sales schedule or increased values on the cap rate from 995 home rentals over a 25 year period, with additional terminal values.

Forward Living's Paul Morris has ownership and management of 7,500 real estate agents in California, completing $24 Billion of real estate sales in 2021.

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Additionally, homebuyers for Sage Ranch can qualify for US federal government USDA home loans, that even under present interest rate conditions, interest rates are subsidized down to 1.9% over 38 years, with zero down payment. If a homeowner loses their job, the USDA will cover up to two years of their mortgage payments, two years of their car payments and two years of their property taxes.  There is a chronic and persistent shortage of 2.4 million entry level homes in California.

The purpose of this news release is its materiality given the asset value and to prevent selective public disclosure. Greenbriar remains in discussions with Phantom Developments Limited for an increased bid price and both parties are looking at various financial strategies on how to get there.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF